August 21, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.  20549

Attn:  Andrew D. Mew, Accounting Branch Chief

Re: NRG Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Response dated August 1, 2012

File No. 001-15891

Dear Mr. Mew:

We hereby respond to the additional comment made by the Staff in your letter dated August 15, 2012 related to the above referenced filing of NRG Energy, Inc. (“NRG” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold and NRG’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 8 — Financial Statements and Supplementary Data

Note 3 — Business Acquisitions and Dispositions, page 127

1.              We note your responses to our prior comments with respect to the Ivanpah transaction.  Please advise us of the items and the related amounts comprising fixed assets of $491,626 and the accrued construction costs of $326,745 as of April 2011 in light of our understanding that the Ivanpah project was in early stage of development with minimal construction activity when the transaction was consummated.

Response:

The Company notes that while the Ivanpah project was in early stages of construction, a significant amount of engineering, permitting and equipment procurement was done during this early stage of construction, including the procurement of long-lead materials due to the specialized nature of the project.  The costs incurred through April 5, 2011 represent 22% of the total project costs of approximately $2.2 billion.  The majority of the costs incurred through April 5, 2011 relate to contractual obligations under various arrangements for engineering, procurement and construction with the contractor and subcontractor.  A portion of the costs totaling $48 million is related to contractual obligations to BrightSource for construction management services.

The approximately $327 million of accrued construction costs were paid through the first borrowing under the financing arrangement with the Federal Finance Bank, which occurred on April 7, 2011.  Per your request, we have delivered to you a description of the items and related amounts comprising the fixed assets and accrued construction costs as of the acquisition date.  This information was submitted to you as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and with a request for confidential treatment pursuant to 17 CFR §200.83.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Assistant General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Jim Allegretto, Staff Accountant, Securities and Exchange Commission
Donna Di Silvio, Staff Accountant, Securities and Exchange Commission
Brian Curci, Esq., Assistant General Counsel, NRG Energy, Inc.
Ron Stark, Chief Accounting Officer, NRG Energy, Inc.